Goldman
Sachs

Folio Investments, Inc. d/b/a Goldman Sachs Custody Solutions

Statement of Financial Condition

December 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-52009

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Goldman Sachs Custody Solutions

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8180 Greensboro Drive, 8th Floor
(No. and Street)

McLean	Virginia	22102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James C. Fyffe	(703) 245-4920	jim.fyffe@gs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	PCAOB ID 238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This filing** contains (check all applicable boxes):

☒   (a) Statement of financial condition.

☒   (b) Notes to consolidated statement of financial condition.

☐   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐   (d) Statement of cash flows.

☐   (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

☐   (g) Notes to consolidated financial statements.

☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐   (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐   (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

INDEX



Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Stockholder of Folio Investments, Inc. d/b/a Goldman Sachs Custody Solutions

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Folio Investments, Inc. d/b/a Goldman Sachs Custody Solutions (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 27, 2026

We have served as the Company's auditor since 2020.

www.pwc.com/us

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

1

Statement of Financial Condition

$ in thousands		As of December 2025
Assets		
Cash	$	34,881
Receivables:		
Brokers, dealers and clearing organizations		33,686
Customers and counterparties (net of an allowance for credit losses of **$814**)		62,663
Financial instruments (at fair value and includes **$382,785** pledged as collateral)		389,024
Other assets		12,438
Total assets	$	532,692
Liabilities and stockholder's equity		
Payables:		
Brokers, dealers and clearing organizations	$	1,404
Customers and counterparties		16,760
Secured financings (at fair value)		382,785
Unsecured short-term borrowings		13,229
Other liabilities		17,644
Total liabilities		431,822
Contingencies and guarantees		
Stockholder's equity		
Common stock ($0.0001 par value; 1,000 shares authorized, issued and outstanding)		–
Additional paid-in capital		152,354
Accumulated deficit		(51,484)
Total stockholder's equity		100,870
Total liabilities and stockholder's equity	$	532,692

The accompanying notes are an integral part of this statement of financial condition.

Notes to Statement of Financial Condition

Note 1.
Description of Business

Folio Investments, Inc. d/b/a Goldman Sachs Custody Solutions (the Company), a Virginia corporation registered as a U.S. broker-dealer, is a wholly-owned subsidiary of Folio Financial, Inc. d/b/a Goldman Sachs CS Holdings (the Parent). The Parent is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc. and, collectively with its consolidated subsidiaries, GS Group), a Delaware corporation.

The Company offers internet-based portfolio creation, trading and management services. It also provides trade execution, clearance and settlement services.

Business Segment
The Company's chief operating decision maker (CODM) is its chief financial officer. The CODM reviews financial information and makes strategic decisions for the Company principally based on net earnings. Additionally, the CODM uses excess net capital to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information about the Company as a whole.

The accounting policies used to prepare metrics for the segment are consistent with those described in Note 3. See Note 16 for further information about excess net capital.

Note 2.
Basis of Presentation

This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

All references to December 2025 refer to the date December 31, 2025. Any reference to a future year refers to a year ending on December 31 of that year.

Note 3.
Significant Accounting Policies

The Company's significant accounting policies are either described below or included in the following footnotes:

Fair Value Measurements	Note 4
Financial Instruments	Note 5
Secured Financings	Note 6
Other Assets	Note 7
Unsecured Borrowings	Note 8
Other Liabilities	Note 9
Commitments and Guarantees	Note 10
Transactions with Related Parties	Note 11
Income Taxes	Note 12
Credit Concentrations	Note 13
Legal Proceedings	Note 14
Employee Incentive Plans	Note 15

Use of Estimates
Preparation of this statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements, provisions for losses that may arise from litigation and regulatory proceedings (including governmental investigations), and accounting for income taxes. These estimates and assumptions are based on the best available information, but actual results could be materially different.

Financial Assets and Secured Financings at Fair Value
Financial instruments are recorded at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's financial instruments and secured financings are marked to exchange-traded close prices. See Note 4 for further information about fair value measurements.

Notes to Statement of Financial Condition

Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when the Company has relinquished control over the assets transferred. Assets or secured financings that arise from the Company's continuing involvement with transferred financial assets are initially recognized at fair value. For transfers of financial assets that are not accounted for as sales pursuant to the Company's fractional share program for customers, the assets are included in financial instruments at fair value and the transfer is accounted for as a secured financing at fair value. See Note 6 for further information about transfers of financial assets accounted for as secured financings.

Cash
Cash included cash and due from banks of $9.0 million as of December 2025. Cash also included interest-bearing deposits with banks of $25.9 million as of December 2025. See Note 13 for further information about cash.

The Company segregates cash for regulatory and other purposes related to client activity. Cash segregated for regulatory and other purposes was $26.9 million as of December 2025.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations
Receivables from and payables to brokers, dealers and clearing organizations primarily relate to deposits with a clearing corporation and an affiliate, Goldman Sachs & Co. LLC (GS&Co.), as well as receivables when the Company has failed to deliver securities to a purchaser by the settlement date. These receivables are accounted for at cost plus accrued interest, which generally approximates fair value. See Note 11 for further information about the deposit held with GS&Co. Such receivables generally do not give rise to material credit risk for the Company. As such, generally no allowance for credit losses is held against these receivables. Payables to brokers, dealers and clearing organizations primarily includes payables related to unsettled trades, including payables when the Company has failed to receive securities from a seller by the settlement date. As these receivables and payables are not accounted for at fair value, they are not included in the Company's fair value hierarchy in Note 4. Had these receivables and payables been included in the Company's fair value hierarchy, substantially all would have been classified in level 2 as of December 2025.

Receivables from Customers and Counterparties
Substantially all receivables from customers and counterparties consist of customer cash receivables, margin loans and fee receivables. These receivables are accounted for at amortized cost net of any allowance for credit losses, which generally approximates fair value. As of December 2025, the Company held an allowance for credit losses of $0.8 million against these receivables. To mitigate credit exposure on customer margin loans, the Company monitors the market value of these transactions and delivers or obtains additional collateral due to changes in the market value of the transactions, as appropriate. As these receivables are not accounted for at fair value, they are not included in the Company's fair value hierarchy in Note 4. Had these receivables been included in the Company's fair value hierarchy, substantially all would have been classified in level 2 as of December 2025. Interest on receivables from customers and counterparties is recognized over the life of the transaction.

Receivables from customers and counterparties includes receivables from contracts with clients and contract assets. Contract assets represent the Company's right to receive consideration for services provided in connection with its contracts with clients for which collection is conditional and not merely subject to the passage of time. The Company's receivables from contracts with clients were $0.9 million as of December 2025. As of December 2025, there were no contract assets.

Payables to Customers and Counterparties
Payables to customers and counterparties primarily consist of customer credit balances related to the Company's customers' cash and securities activities. These payables are accounted for at cost, which generally approximates fair value. As these payables are not accounted for at fair value, they are not included in the Company's fair value hierarchy in Note 4. Had these payables been included in the Company's fair value hierarchy, substantially all would have been classified in level 2 as of December 2025.

Recent Accounting Developments
Improvements to Income Tax Disclosures (ASC 740). In December 2023, the FASB issued ASU No. 2023-09, "Improvements to Income Tax Disclosures." This ASU requires incremental disclosures primarily related to the reconciliation of the statutory tax rate to the effective tax rate, as well as income taxes paid. This ASU became effective for the Company for annual periods beginning in 2025. Since this ASU only requires additional disclosures, adoption of this ASU did not have an impact on the Company's financial condition.

Notes to Statement of Financial Condition

Disaggregation of Income Statement Expenses (ASC 220). In November 2024, the FASB issued ASU No. 2024-03, "Disaggregation of Income Statement Expenses." This ASU requires additional disaggregation of certain expenses within the footnotes to the financial statements. This ASU is effective for the Company for annual periods beginning in 2027, and interim periods beginning in 2028 under a prospective approach. Early adoption and retrospective application is permitted. Since this ASU only requires additional disclosures, adoption of this ASU will not have an impact on the Company's financial condition.

Measurement of Credit Losses for Accounts Receivable and Contract Assets (ASC 326). In July 2025, the FASB issued ASU No. 2025-05, "Measurement of Credit Losses for Accounts Receivable and Contract Assets." This ASU simplifies the estimation of credit losses on accounts receivable and contract assets arising from transactions accounted for under ASC 606, "Revenue from Contracts with Customers," by providing companies an option to assume that the conditions as of the balance sheet date will remain unchanged for the remaining life of these assets while estimating expected credit losses. This ASU is effective for the Company beginning in January 2026 under a prospective approach. Adoption of this ASU will not have a material impact on the Company's financial condition.

Note 4.
Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's financial instruments and secured financings are marked to exchange-traded close prices. Fair value measurements do not include transaction costs. The Company measures financial assets and secured financings related to its fractional share program as a portfolio. See Note 6 for further information about the accounting for the Company's fractional share program.

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced inputs.

U.S. GAAP has a three-level hierarchy for disclosure of fair value measurements. This hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. In evaluating the significance of a valuation input, the Company considers, among other factors, a portfolio's net risk exposure to that input. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the Company had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for all of the Company's financial instruments and secured financings are based on unadjusted quoted prices in active markets and are classified in level 1 of the fair value hierarchy.

Note 5.
Financial Instruments

As of December 2025, the Company's financial instruments consisted of $389.0 million of equity securities, all of which were classified as level 1 within the fair value hierarchy. The Company's equity securities, which are held to facilitate client activity, include public equities and exchange-traded funds.

Note 6.
Secured Financings

As of December 2025, the Company had $382.8 million of fractional interests in equity securities pursuant to its fractional share program which were accounted for as financings rather than as sales and initially recorded as the amount received from the customer for the fractional interest transaction. The Company made an election at transaction date to record the financings at fair value. The shares are included in financial instruments at fair value and pledged as collateral for these financings.

Notes to Statement of Financial Condition

The Company has elected to apply the fair value option to its secured financings because the use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes. Secured financings were classified in level 1 within the fair value hierarchy as of December 2025.

Note 7.
Other Assets

The table below presents other assets by type.

$ in thousands	As of December 2025
Income tax-related assets	$ 10,377
Receivables from affiliates	535
Miscellaneous receivables and other	1,526
Total	**$ 12,438**

Income tax-related assets consist of deferred tax assets and current income tax receivables. See Note 12 for further information about income taxes.

Note 8.
Unsecured Borrowings

The Company maintains a credit facility with Group Inc. The Company's unsecured short-term borrowings outstanding as of December 2025 were $13.2 million under this facility. The interest rate as of December 2025 was 5.14%. The carrying value of unsecured short-term borrowings that are not recorded at fair value generally approximates fair value due to the short-term nature of the obligations. As these unsecured short-term borrowings are not accounted for at fair value, they are not included in the Company's fair value hierarchy. Had these borrowings been included in the Company's fair value hierarchy, they would have been classified in level 2 as of December 2025.

Note 9.
Other Liabilities

The table below presents other liabilities by type.

$ in thousands	As of December 2025
Payables to affiliates	$ 5,204
Deferred revenue	2,621
Accrued expenses and other	9,819
Total	**$ 17,644**

Deferred revenue primarily represents unearned fees from the Company's partnership with a third-party investor communications firm relating to proxy services.

Note 10.
Contingencies and Guarantees

Contingencies — Legal Proceedings
See Note 14 for information about legal proceedings.

Guarantees
Indemnities and Guarantees of Service Providers. The Company provides guarantees to securities clearinghouses under standard membership agreements, which require members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral.

In connection with the Company's clearing businesses, the Company agrees to clear and settle on behalf of its clients the transactions entered into by them. The Company's obligations in respect of such transactions are secured by the assets in the client's account, as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client.

The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely that the Company will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the statement of financial condition as of December 2025.

Other Representations, Warranties and Indemnifications. In the ordinary course of business, the Company may provide representations and warranties and could be exposed to potential losses caused by a breach of such representations and warranties. Management believes it is unlikely that the Company will have to make material payments in connection with any such representations and warranties, and no liabilities have been recognized in the statement of financial condition as of December 2025.

Notes to Statement of Financial Condition

Note 11.

Transactions with Related Parties

The Company enters into transactions with Group Inc. and affiliates in the normal course of business as part of general operations. As of December 2025, there was $0.1 million due to Group Inc. included in payables to affiliates within other liabilities related to interest on unsecured borrowings. See Note 8 for information about unsecured borrowings.

The Company receives operational and administrative support from GS&Co. and is charged for these services. As of December 2025, there was $2.4 million due to GS&Co. for such expenditures. This amount is included in payables to affiliates within other liabilities.

The Company incurs a service charge from the Parent for certain overhead and operating expenses. The service charge also includes a quarterly royalty license fee for the use of the Parent's proprietary software. The Company generally reimburses the Parent monthly for the service charge. As of December 2025, the amount due to the Parent for the service charge was $0.4 million. In addition, the Parent pays certain direct vendor payments, payroll and taxes on behalf of the Company. As of December 2025, there was $1.4 million due to the Parent for such expenditures. These amounts are included in payables to affiliates within other liabilities.

The Company offers cash sweep products to customers to invest cash balances in GS Bank USA and other unaffiliated financial institutions. These institutions carry such balances as customer deposits in deposit accounts insured by the Federal Deposit Insurance Corporation (FDIC) and pay interest on these balances. GS Bank USA pays the Company a fee based on the average sweep balances at a negotiated rate. As of December 2025, there was $0.5 million due to the Company in relation to this arrangement, which is included in receivables from affiliates within other assets.

The Company has an omnibus clearing agreement with GS&Co. to clear certain transactions on behalf of the Company's clients. The Company maintained a $23.1 million deposit with GS&Co., in relation to this agreement, which is included in receivables from brokers, dealers and clearing organizations. GS&Co. also pays certain direct vendor payments on behalf of the Company. As of December 2025, there was $0.9 million due to GS&Co. for such expenditures, which is included in payables to affiliates within other liabilities.

Note 12.

Income Taxes

In July 2025, H.R.1, referred to as the One Big Beautiful Bill Act (OBBBA), was signed into law. OBBBA permanently extends and modifies certain domestic and international provisions from 2017's Tax Cuts and Jobs Act and phases out certain Inflation Reduction Act of 2022 incentives for investments in clean energy. Certain domestic provisions have retroactive effects beginning in 2025. The OBBBA legislation did not have a material impact on the Company for 2025.

Provision for Income Taxes

The Company is taxed as a corporation for U.S. federal income tax purposes. As a corporation, the Company is subject to U.S. federal and various state and local income taxes on its earnings. The Company is included with Group Inc. and subsidiaries in the consolidated corporate federal, as well as consolidated or combined state and local tax returns from September 18, 2020. The Company computes its tax liability on a modified separate company basis and settles such liability with Group Inc. pursuant to a tax sharing agreement. To the extent the Company generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing agreement. The Company's state and local tax liabilities are allocated to reflect its share of the consolidated or combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. As of December 2025, the Company had no valuation allowance to reduce deferred tax assets. Tax assets are included in other assets and tax liabilities are included in other liabilities.

Notes to Statement of Financial Condition

The table below presents information about deferred tax assets.

$ in thousands	As of December 2025
Compensation and benefits	$ 225
Reserves	211
State net operating losses	74
Deferred revenue	678
Total	**$ 1,188**

Unrecognized Tax Benefits

The Company recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. As of December 2025, the Company had no liability related to uncertainty in income taxes.

Regulatory Tax Examinations

The Company is subject to examination by the U.S. Internal Revenue Service (IRS), as part of Group Inc., and other taxing authorities in jurisdictions where the Company has significant business operations, such as Virginia. The tax years under examination vary by jurisdiction.

GS Group has been accepted into the Compliance Assurance Process program by the IRS for multiple tax years including 2020 through 2026. This program allows GS Group to work with the IRS to identify and resolve potential U.S. federal tax issues before the filing of tax returns. All issues for the 2020 through 2022 tax years have been resolved and will be effectively settled pending administrative completion by the IRS. Final completion of tax years 2020 through 2022 will not have a material impact on the Company. The 2023 and 2024 tax years remain subject to post-filing review.

All years, including and subsequent to 2020 for all significant state and local jurisdictions, remain open to examination by the taxing authorities.

The Company believes that no liability for unrecognized tax benefits is required in relation to the potential for additional assessments.

Note 13.

Credit Concentrations

The Company's concentrations of credit risk arise from margin lending, clearing corporation deposit requirements, unsettled securities transactions, and fees owed from clients. These activities expose the Company to different industries and counterparties and may also subject the Company to a concentration of credit risk to a particular counterparty or clearing corporation. The Company seeks to mitigate credit risk by monitoring exposures, obtaining collateral from counterparties for margin loans, and ensuring that customers have sufficient cash in their accounts before trades are executed.

The Company measures and monitors its credit exposure based on amounts owed to the Company after taking into account risk mitigants that management considers when determining credit risk.

As of December 2025, the Company had $21.4 million of cash deposits held at BMO Bank, $8.9 million of cash deposits held at U.S. Bank and $4.5 million of cash deposits held at J.P. Morgan Chase Bank, of which, $0.3 million is insured at each institution by the FDIC. These cash deposits are included in cash.

The Company did not have credit exposure to any other external counterparty that exceeded 2% of total assets. See Note 11 for information about transactions with related parties.

The Company provides platform trading services to registered investment advisory firms (RIAs). The Company's current RIA base is concentrated in a way such that the loss of certain of these RIAs could have a negative impact on the operating results of the Company.

Note 14.

Legal Proceedings

The Company is involved in judicial and regulatory proceedings concerning matters arising in connection with the conduct of the Company's businesses. Many of these proceedings are in early stages and no amount of damages or fines are being sought at this time.

Notes to Statement of Financial Condition

Management is generally unable to estimate a range of reasonably possible loss for matters, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, except in those instances where management can otherwise determine an appropriate amount, (ii) matters are in early stages, (iii) matters relate to regulatory investigations or reviews, except in those instances where management can otherwise determine an appropriate amount, (iv) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (v) there is uncertainty as to the outcome of pending appeals or motions, (vi) there are significant factual issues to be resolved, and/or (vii) there are novel legal issues presented.

Management does not believe, based on currently available information, that the outcomes of such other matters will have a material adverse effect on the Company's financial condition, though the outcomes could be material to the Company's operating results for any particular period, depending, in part, upon the operating results for such period.

Note 15.
Employee Incentive Plans

The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award. Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement-eligible employees) are expensed immediately. Share-based awards that require future service are amortized over the relevant service period. Forfeitures are recorded when they occur. Cash dividend equivalents are paid on outstanding restricted stock units (RSUs).

Stock Incentive Plan
Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (2025) (2025 SIP), which provides for grants of RSUs, restricted stock, dividend equivalent rights, incentive stock options, nonqualified stock options, stock appreciation rights, and other share-based awards, each of which may be subject to terms and conditions, including performance or market conditions. On April 23, 2025, Group Inc.'s shareholders approved the 2025 SIP. The 2025 SIP is a successor to several predecessor stock incentive plans, the first of which was adopted on April 30, 1999, and each of which was approved by Group Inc.'s shareholders. The 2025 SIP is scheduled to terminate on the date of Group Inc.'s 2029 Annual Meeting of Shareholders.

Restricted Stock Units
Group Inc. grants RSUs to employees, which are generally valued based on the closing price of the underlying shares on the date of grant, after taking into account a liquidity discount for any applicable post-vesting and delivery transfer restrictions. The value of equity awards also considers the impact of material non-public information, if any, that Group Inc. expects to make available shortly following grant. RSUs generally vest and underlying shares of common stock are delivered (net of required withholding tax) over a three-year period as outlined in the applicable award agreements. Award agreements generally provide that vesting is accelerated in certain circumstances, such as on retirement, death, disability and, in certain cases, conflicted employment. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements. The subsequent amortization of the cost of these RSUs is allocated to the Company by Group Inc.

The table below presents the 2025 activity related to stock settled RSUs.

	Restricted Stock Units Outstanding		Weighted Average Grant-Date Fair Value of Restricted Stock Units Outstanding	
	Future Service Required	No Future Service Required	Future Service Required	No Future Service Required
Beginning balance	616	989	$ 370.45	$ 358.37
Granted	**601**	**125**	$ **612.99**	$ **599.39**
Forfeited	**(194)**	**–**	$ **482.52**	$ **–**
Delivered	**–**	**(668)**	$ **–**	$ **360.48**
Vested	**(462)**	**462**	$ **456.40**	$ **456.40**
Transfers	**(18)**	**(163)**	$ **506.44**	$ **340.14**
Ending balance	**543**	**745**	$ **526.57**	$ **461.71**

In the table above:

- The weighted average grant-date fair value of RSUs granted was $610.65 during 2025. The grant-date fair value of these RSUs included an average liquidity discount of 0.4% during 2025 to reflect post-vesting and delivery transfer restrictions, generally of 1 year.

- The aggregate fair value of awards that vested was $0.5 million during 2025.

Notes to Statement of Financial Condition

In relation to 2025 year-end, during the first quarter of 2026, Group Inc. granted to the Company's employees 480 RSUs (of which 357 RSUs require future service as a condition for delivery of the related shares of common stock). These RSUs are subject to additional conditions as outlined in the award agreements. Shares underlying these RSUs, net of required withholding tax, generally are delivered over a three-year period and are generally subject to a one-year post-vesting and delivery transfer restriction. These awards are not included in the table above.

Note 16.

Net Capital Requirements

The Company is a registered U.S. broker-dealer and therefore is subject to regulatory capital requirements imposed by the U.S. Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. Rule 15c3-1 of the SEC specifies uniform minimum net capital requirements, as defined, for its registrants, and also effectively requires that a significant part of the registrants' assets be kept in relatively liquid form. The Company has elected the alternative method of compliance under Rule 15c3-1, whereby "required net capital," as defined, is the greater of 2% of "aggregate debit items," as defined, arising from customer transactions or $0.3 million.

As of December 2025, the Company had regulatory net capital, as defined by Rule 15c3-1, of $86.6 million, which exceeded the amount required by $85.4 million.

Note 17.

Subsequent Events

The Company evaluated subsequent events through February 27, 2026, the date this statement of financial condition was issued, and determined that there were no material events or transactions that would require recognition or additional disclosure in this statement of financial condition.